UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G


Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Milastar Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

559100-10-4
(CUSIP Number)


Check the following box if a fee is being paid with this statement     . (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1)NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. Russell Duncan
     ###-##-####

2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3)SEC USE ONLY

4)CITIZEN OR PLACE OF ORGANIZATION

     United States

5)SOLE VOTING POWER

     1,484,314 shares of Class A Common Stock (see Item 4)

6)SHARED VOTING POWER

     0

7)SOLE DISPOSITIVE POWER

     1,484,314 shares of Class A Common Stock (see Item 4)

8)SHARED DISPOSITIVE POWER

     0

9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,484,314 shares of Class A Common Stock (see Item 4)

10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     50.5% (See Item 4)

12)TYPE OF REPORTING PERSON*

     IN

ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

This amends and supplements the statement on Schedule 13G filed with the Commission by J. Russell Duncan, with respect to his ownership of Class A Common Stock, par value $.05 per share of Milastar Corporation, a Delaware Corporation. Unless otherwise defined, all capitalized terms used herein shall have the meanings ascribed thereto in the initial Schedule 13G filed by the Reporting Person.

Item 4.Ownership

          a)Amount Beneficially Owned: 1,484,314 shares of Class A Common Stock (includes 198,333 shares issuable pursuant to currently exercisable options)

          b)Percent of Class: 50.5%

          c)Number of shares as to which such person has:

     i)sole power to vote or to direct the vote: 1,484,314 shares of Class A Common Stock (includes 198,333 shares issuable pursuant to currently exercisable options)

     ii)shared power to vote or to direct the vote: 0

     iii)sole power to dispose or to direct the disposition of 1,484,314 shares of Class A Common Stock (includes 198,333 shares issuable pursuant to currently exercisable options)

     iv)shares power to dispose or to direct the disposition of: 0



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997

J. Russell Duncan